Exhibit 99.3

Consolidated Financial Statements

December 31, 2008 and 2007
(in United States Dollars, unless otherwise stated)

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 429-1307
Canada	www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Gammon Gold Inc.

We have audited the consolidated balance sheets of Gammon Gold Inc. (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for each of the years in the two year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada
March 24, 2009

Consolidated Balance Sheets
(in thousands of United States Dollars)

At December 31	2008	2007

ASSETS
Current
Cash and cash equivalents	$3,258	$3,709
Receivables
Commodity taxes	8,762	10,240
Trade / other	4,932	1,740
Inventories (Note 5)	49,318	51,586
Prepaids and deposits	2,389	2,250
	68,659	69,525

Deposits on property, plant and equipment	4,930	5,395
Other long-term assets (Note 2 (q))	4,653	192
Long-term ore stockpiles (Note 5)	2,119	-
Mining interests and property, plant and equipment (Note 6)	597,126	572,041
Goodwill	106,799	106,799

	$784,286	$753,952

LIABILITIES
Current
Payables and accruals	$30,457	$17,279
Current portion of long-term debt and capital leases and other long-term obligations (Notes 7 and 8)	30,861	33,073
	61,318	50,352

Long-term debt and capital leases (Note 7)	7,991	1,334
Other long-term obligations (Note 8)	4,677	-
Asset retirement obligations (Note 9)	3,622	2,991
Employee future benefits (Note 10)	1,659	3,746
Future income taxes (Note 11)	77,301	108,879
	156,568	167,302
SHAREHOLDERS’ EQUITY (Note 12)
Capital stock	719,426	699,512
Contributed surplus	33,288	42,373
Deficit	(131,430)	(161,669)
Accumulated other comprehensive income	6,434	6,434
	627,718	586,650

	$784,286	$753,952

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 21)

Signed on behalf of the Board:	/s/ Fred George	/a/ Andre Falzon
	Fred George, Director	Andre Falzon, Director

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income / (Loss)
(in thousands of United States Dollars except per share data)

For the years ended December 31	2008	2007

Revenue from mining operations	$212,522	$152,059

Expenses
Production costs, excluding amortization and depletion	127,024	144,623
Refining costs	1,662	1,510
General and administrative	29,945	24,156
Amortization and depletion	40,715	43,392
	199,346	213,681

Earnings / (loss) before other items	13,176	(61,622)

Interest on long-term debt	(1,936)	(3,897)
Foreign exchange gain / (loss)	9,337	(8,933)
Interest and other income	410	772
	7,811	(12,058)

Earnings / (loss) before income taxes	20,987	(73,680)

Future income tax (recovery) / expense (Note 11)	(10,296)	27,634
Current tax expense	1,044	-
	(9,252)	27,634

Net earnings / (loss) and comprehensive income / (loss)	$30,239	$(101,314)

Earnings / (loss) per share (Note 14)
Basic	$0.25	$(0.90)
Diluted	$0.25	$(0.90)

Weighted average shares outstanding (Note 14)
Basic	119,110,568	113,176,605
Diluted	120,812,872	113,176,605

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands of United States Dollars)

For the years ended December 31	2008	2007

OPERATING ACTIVITIES
Net earnings / (loss)	$30,239	$(101,314)
Items not affecting cash (Note 15)	19,732	85,646
Change in non-cash operating working capital (Note 15)	5,962	(18,524)

	55,933	(34,192)

INVESTING ACTIVITIES
Decrease / (increase) in deposits on property, plant and equipment	465	(4,345)
Expenditures on mining interests and property, plant & equipment	(66,841)	(69,142)
	(66,376)	(73,487)

FINANCING ACTIVITIES
Repayment of capital lease obligation	(2,551)	(2,500)
Proceeds from long-term debt	13,880	36,973
Repayment of long-term debt	(8,109)	(130,624)
Net proceeds from issuance of capital stock	-	170,026
Proceeds from exercise of stock options	6,772	33,439
	9,992	107,314

Net decrease in cash and cash equivalents	(451)	(365)

Cash and cash equivalents, beginning of year	3,709	4,074

Cash and cash equivalents, end of year	$3,258	$3,709

Cash and cash equivalents is comprised of the following:

Cash	$3,258	$3,601
Restricted cash	-	108
	$3,258	$3,709

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(in thousands of United States Dollars)

For the years ended December 31	2008	2007

Capital stock
Balance, beginning of year	$699,512	$463,333
For cash pursuant to exercise of stock options	6,772	33,439
Fair value of share-based compensation	13,142	32,714
Public offering	-	178,120
Share issuance costs	-	(8,094)
Balance, end of year	$719,426	$699,512

Contributed surplus
Balance, beginning of year	$42,373	$71,747
Fair value of share-based compensation	(13,142)	(32,714)
Forfeitures of stock options	(429)	(1,848)
Stock option expense	4,486	5,188
Balance, end of year	$33,288	$42,373

Deficit
Balance, beginning of year	$(161,669)	$(60,355)
Net earnings / (loss)	30,239	(101,314)
Balance, end of year	(131,430)	(161,669)
Accumulated other comprehensive income	6,434	6,434

Total deficit and accumulated other comprehensive income	$(124,996)	$(155,235)

Total shareholders’ equity	$627,718	$586,650

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

1.	Nature of operations and going concern assumption

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: GAM) and the New York Stock Exchange (NYSE: GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on its ability to raise capital, its ability to generate sufficient cash flow from the Ocampo and El Cubo properties to make required debt repayments and fund capital expenditures, fluctuations in foreign currency exchange rates, and the market price of gold and silver. During the year, the Company has generated positive earnings and cash flows from operations and renegotiated its credit facility. The Company has forecasted continuing positive earnings and cash flows in future years, thereby making the going concern assumption appropriate. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the following significant accounting policies. These financial statements are prepared in United States dollars, unless otherwise indicated.

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc., Gammon Lake Holdings Inc., Mexgold Resources Inc., Compania Minera El Cubo S.A. de C.V., and Metales Interamericanos S.A de C.V. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)	Foreign currency translation

The functional currency of the Company’s operations is the United States dollar (“US dollar”). Non-US dollar balances are translated into US dollars as follows: monetary assets and liabilities are translated to US dollars at the period-end exchange rate; non-monetary assets and liabilities are translated at the rate prevailing at the time of the transaction; and revenue and expense transactions are translated using average exchange rates, except for expenses that relate to non-monetary assets and liabilities, which are translated at the same historical exchange rate as the related asset or liability. Translation gains or losses are recognized in earnings in the period in which they occur.

(d)	Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations; depletion and amortization calculations; estimates of recoverable gold and other minerals in current and long-term stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post-employment, post-retirement and other employee future benefits; valuation allowances for future income tax assets; asset retirement obligations; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(e)	Revenue recognition

Revenue from the sale of gold, silver, and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including delivery of the product, the selling price is fixed or determinable, and collectibility is reasonably assured. Sales of the doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment and quotations.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

(f)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Current and long-term ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through a milling and heap leaching process. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods

Finished goods inventory consists of gold, silver, and doré bars, and is valued at the lower of cost and net realizable value.

For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

(h)	Mineral interests

The carrying value of mineral interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company’s producing mineral properties. Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease.

The expected useful lives used in amortization and depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(i)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets, as follows:

Equipment under capital lease	lease term	Vehicles	4 years
Heavy equipment	5-10 years	Buildings	20 years
Other equipment	8-9 years	Office equipment	3-10 years
Processing plant	8-9 years

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

(j)	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

(k)	Goodwill and goodwill impairment

Acquisitions of businesses are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. Fair value is calculated as an appropriate multiple of projected future net earnings. If the carrying amount exceeds the fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(l)	Asset retirement obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company intends to make future expenditures to comply with such laws and regulations. The Company is required to record a liability and corresponding asset, for the estimated present value of future cash flows associated with site closure and reclamation when the liability is incurred and a reasonable estimate of the fair value can be made. The present value of future cash flows is determined using the credit adjusted risk free rate. These asset retirement costs are amortized over the life of the related assets on a straight-line basis. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

(m)	Share-based compensation

The Company uses the fair value method of accounting for employee share-based compensation and other share-based payments made in exchange for goods and services. Under this method, the Company recognizes a compensation expense for all awards made to employees and non-employees, based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. The Company’s stock option plan is described in Note 12.

(n)	Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered to be more likely than not.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

(o)	Earnings / (loss) per common share

Earnings / (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings / (loss) per common share considers the potential exercise of all outstanding options using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

(p)	Employee future benefits

The Company has defined benefit pension plans that provide benefits to certain of its employees. The cost of the accrued benefit liability for pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of salary escalation and retirement ages.

Actuarial gains/losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. The excess of the net actuarial gain / (loss) over 10% of the greater of the accrued benefit liability and the fair value of plan assets is amortized over the average remaining service period of active employees.

(q)	Other long-term assets

Included in other long-term assets is the costs of an eight-year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental relations. Amortization of the contract cost is calculated on a straight-line basis over the term of the agreement. See Note 8 for further details on the related obligation. In 2007, other long-term assets related to deferred compensation arising on the Mexgold Resources Inc. acquisition in 2006.

(r)	Financial Instruments

The Company’s financial instruments are classified as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Payables and accruals and other long-term obligations	Other financial liabilities	Amortized cost
Long-term debt and capital leases	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. There were no embedded derivatives for the years ended December 31, 2008 and 2007.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

(s)	Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. Specifically, in a cash flow hedge, the effective portion of the change in the fair value of hedging derivatives is recorded in other comprehensive income and reclassified to earnings in the period in which the hedged item is realized. Any ineffective portion of the change in fair value of hedging derivatives is recognized in net earnings in the reporting period. Where documentation and effectiveness requirements are not met, the derivatives are classified as held for trading and the change in fair value is recognized in earnings in the reporting period.

Fair value hedges and the related hedged items are recognized on the balance sheet at fair value with any changes in fair value recognized in net income. To the extent the fair value hedge is effective, the changes in fair value of the hedge and the hedged item will offset each other.

The Company did not enter into any hedging relationships in the current year.

(t)	Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)	Section 3064, Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This section is applicable to the Company commencing January 1, 2009. The Company does not expect that this Section will have a significant impact on the Company’s financial statements.

(ii)	EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. The Company does not expect that this abstract will have a significant impact on the Company’s financial statements.

(iii)	Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(iv)	International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

3.	Changes in accounting policies

(i)	Section 3031, Inventories

Effective January 1, 2008, the Company prospectively implemented Section 3031, Inventories, which replaces Section 3030 of the same title. This new standard provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value, with more specific guidance on the costs to include in the cost of inventory. Costs such as storage costs and administrative overhead that do not contribute to bringing inventories to their present location and condition are specifically excluded from the cost of inventories and expensed in the period incurred. In addition, the new Section requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. The recommendations also clarified that major spare parts are to be included in property, plant and equipment. As a result of adopting these recommendations, the Company reclassified $2.7 million of major spare parts from supplies inventories to property, plant, and equipment on January 1, 2008. In addition, the Company recognized reversals of net realizable adjustments in the amount of $2.9 million during the year. Otherwise, this new standard did not have a significant impact on the Company’s financial results.

(ii)	Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Effective January 1, 2008, the Company adopted Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These sections replace existing Section 3861, Financial Instruments – Disclosure and Presentation. The presentation standards are carried forward unchanged. The disclosure standards introduce new disclosures to improve the information about financial instruments. This standard requires the disclosure of qualitative and quantitative information about the exposure to risks arising from financial instruments, including a sensitivity analysis for market risk. The adoption of these standards did not have any effect on the financial position or performance of the Company. See Note 18 for further information.

(iii)	Section 1535, Capital Disclosures

Effective January 1, 2008, the Company adopted Section 1535, Capital Disclosures. This section establishes standards for disclosing information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The adoption of this standard did not have any effect on the financial position or performance of the Company. See Note 19 for further information.

4.	Change in estimate

Effective April 1, 2008, the Company changed its estimate of the useful lives of its mines to be based on proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Previously, the Company estimated the useful life based on proven and probable reserves to be mined. Consistent with Section 1506, Accounting Changes, the change in estimate was applied prospectively. The impact of this change on the Company’s financial results for the nine months ended December 31, 2008 was to reduce amortization and depletion by approximately $5.1 million, and to reduce inventories by approximately $1.3 million.

5.	Inventories

	December 31	December 31
	2008	2007
Supplies	$11,199	$14,809
Ore stockpiles	3,319	3,338
Ore in process	36,156	31,869
Finished goods	763	1,570
	51,437	51,586
Less: Long-term ore stockpiles	(2,119)	-
	$49,318	$51,586

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

During the year, the Company recognized $5,595 of inventory net realizable value adjustments (2007 - $32,972) as an expense. As a result of the increase in expected future commodity prices at year end, the Company recognized a net realizable value adjustment reversal in the fourth quarter, which had the effect of decreasing expenses by $2,899, for an overall net realizable value adjustment expense of $2,696 during 2008.

6.	Mining interests and property, plant and equipment

		December 31, 2008				December 31, 2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining interests:
Producing properties	$334,896	$58,277	$276,619	$306,024	$35,877	$270,147
Exploration properties	119,400	-	119,400	110,555	-	110,555
	454,296	58,277	396,019	416,579	35,877	380,702
Property, plant and equipment:
Processing plant	95,183	27,828	67,355	89,277	17,519	71,758
Heavy equipment	70,913	23,075	47,838	64,818	14,618	50,200
Other equipment	41,515	3,287	38,228	40,913	2,358	38,555
Buildings	22,524	4,015	18,509	18,519	3,088	15,431
Office equipment	5,621	2,809	2,812	5,026	1,882	3,144
Vehicles	3,303	2,059	1,244	3,238	1,397	1,841
Equipment under capital lease	9,165	2,754	6,411	9,083	1,631	7,452
Major spare parts	6,439	522	5,917	-	-	-
Construction in progress	12,793	-	12,793	2,958	-	2,958
	267,456	66,349	201,107	233,832	42,493	191,339
Total	$721,752 $	$124,626	$597,126	$650,411	$78,370	$572,041

The following table summarizes the movements in capitalized stripping costs:

					December 31	December 31
					2008	2007
Balance, beginning of year					$-	$-
Stripping costs capitalized					7,352	-
Amortization					-	-
Balance, end of year					$7,352	$-

7.	Long-term debt and capital leases
	December 31	December 31
	2008	2007
(a) Revolving credit facility	$6,855	$30,480
(a) Non-revolving term loan	29,582	-
(b) Capital leases for equipment	1,910	3,606
(c) Other long-term debt	105	321
	38,452	34,407
Less: Current portion of long-term debt and capital leases	30,461	33,073
	$7,991	$1,334

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

The estimated future minimum debt and lease payments under all facilities are as follows:

2009	$30,461
2010	$7,834
2011	$157

(a)

On November 12, 2007, the Company replaced its $20,000 revolving facility with a $60,000 revolving facility, expiring on December 31, 2008. Interest was payable at prime rate plus 0.75% or in the case of US dollar advances, LIBOR + 1.75%.

On November 28, 2008, the terms of the Company’s credit facility were revised and extended. Under the terms of the new agreement, the Company will have access to a $50,000 credit facility comprised of a $30,000 non-revolving credit facility and a $20,000 revolving credit facility. The non-revolving facility is repayable in varying amounts and matures on June 30, 2010. In addition to the required repayments, the Company is required, commencing June 30, 2009, to prepay outstanding credit in an amount equal to 75% of the excess of cash flow from operations over expenditures on mining interests and property, plant and equipment, scheduled principal repayments on long-term debt, and taxes paid, for the six months ended June 30, 2009 and for each subsequent fiscal quarter .The revolving facility matures on November 27, 2009 and may be renewed at the sole discretion of the lenders. Interest is payable at LIBOR + 3.5%. As at December 31 2008, the Company had drawn $7,130 under the revolving facility and $30,000 under the non-revolving facility.

The credit facility contains various covenants that include a fixed charge coverage ratio of at least 1.15:1 up to March 31, 2009 and at least 1.25:1 thereafter, a leverage ratio of no more than 3:1, a tangible net worth of at least $394,600 plus 50% of positive net income earned subsequent to September 30, 2008, and certain other operational covenants. The facility is secured by a first- ranking lien on all present and future assets, property and undertaking of the Company.

(b)

The Company is obligated under various capital leases for equipment, all of which expire by 2011. All capital lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 7.38% to variable rates between LIBOR + 2.50% and LIBOR + 2.75%.

(c)	The Company is obligated under certain other agreements maturing in 2010. These loans are non-interest bearing, with quarterly payments of approximately $15.

8.	Other long-term obligations

During the current fiscal year, the Company entered into an eight-year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental regulations. The obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 7%, with payment terms as follows: an initial payment of $1,000 was made in the second quarter, and an additional payment of $400 was made in the third quarter. An additional payment of $400 will be made in January 2009, and seven annual payments of $800 will be made in January of each subsequent year. As of December 31, 2008, the total balance outstanding is $4,676 (current portion – $400).

9.	Asset retirement obligations

The Company’s asset retirement obligations consist of reclamation costs for the Ocampo and El Cubo mines. The present value of the obligation is currently estimated at $3,622 (2007 - $2,991), reflecting payments that will commence in 10 – 20 years. Significant reclamation activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

The undiscounted value of the reclamation costs liability is $13,298 (2007 - $10,625). The credit adjusted risk-free rate used in estimating the obligation was 8%, and the inflation rate used was 5.4% (2007 – 3.5%) . Changes to the reclamation and closure cost obligation balance during the year were as follows:

	December 31	December 31
	2008	2007
Asset retirement obligations, beginning of year	$2,991	$-
Foreign exchange adjustment	(620)	-
Obligations incurred	803	2,945
Accretion expense	190	46
Revisions in estimates	258	-
Asset retirement obligations, end of year	$3,622	$2,991

10.	Employee future benefits

The Company has three defined benefit plans that provide employee future benefits, other than pensions, to certain of its employees.

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company or by its subsidiaries. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

On September 12, 2008, the Company established a post-retirement benefit plan for a member of senior management. The plan provides for a lump sum retirement payment at age 65, determined as a multiple of the members’ aggregate salary in 2006 and 2007.

All plans are unfunded. An actuarial valuation was performed for all plans as at December 31, 2008.

Information about the Company’s benefit plans, in aggregate, is as follows:
	December 31	December 31
	2008	2007
Accrued benefit obligation:
Balance, beginning of year	$3,746	$3,366
Foreign exchange adjustment	(453)	(37)
Service cost	462	399
Interest cost	227	112
Benefits paid	(213)	-
Early settlements	(1,527)	-
Actuarial loss	22	332
Deficit	2,264	4,172
Unamortized actuarial loss	(605)	(426)
Accrued benefit liability	$1,659	$3,746

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

Employee future benefit expense recognized during the year was as follows:

	December 31	December 31
	2008	2007
Employee future benefits expense:
Service cost	$462	$398
Interest cost	227	112
Actuarial loss	38	249
Past service costs	(260)	-
	467	759
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gains	72	-
Net expense for the year	$539	$759

Significant assumptions used:
Discount rate	8.04%	4.00%
Rate of compensation increase	5.22%	1.50%

11.	Income taxes

The following table reconciles the expected income tax (recovery) / payable at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2008 and 2007.

	December 31	December 31
	2008	2007
Net earnings / (loss) before income taxes	$20,987	$(73,680)
Income tax rate	35.50%	38.12%

Expected income tax expense / (recovery) based on above rates	7,450	(28,086)
Effect of lower tax rates in foreign jurisdictions	(4,120)	7,458
Non-deductible stock option expense	1,441	1,538
Other	2,307	(6,727)
Change in Mexican statutory income tax regime	-	43,081
Valuation allowance	(17,374)	10,370
Provision for income taxes	$(10,296)	$27,634

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

The following reflects future income tax liabilities at December 31, 2008 and 2007:

		December 31	December 31
		2008	2007

Accounting value of mineral properties in excess of tax value		$85,340	$108,666
Accounting value of inventories in excess of tax value		11,311	10,297
Deductible share issue costs		(1,871)	(3,638)
Future employee benefits		(436)	(769)
Unrealized foreign exchange gains / (losses)		1,938	(4,201)
Other		(2,146)	-
Non-capital losses carried forward		(64,251)	(66,266)
		29,885	44,089

Valuation allowance		47,416	64,790

Future income tax liabilities recognized		$77,301	$108,879

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	Total
2009	2,433	-	2,433
2010	-	1,146	1,146
2011	-	36	36
2012	-	4,089	4,089
2013	2,755	11,316	14,071
2014	5,416	17,201	22,617
2015	4,622	42,723	47,345
2016	-	41,493	41,493
2017	-	46,114	46,114
2018	-	12,884	12,884
2026	6,781	-	6,781
2027	14,434	-	14,434
2028	10,297	-	10,297
	$46,738	$177,002	$223,740

12.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

Issued and outstanding:
	Number of	Ascribed
	Common Shares	Value
Balance, December 31, 2006	102,146,108	$463,333

For cash pursuant to exercise of share purchase options	5,286,255	33,439
Fair value of options exercised	-	32,714
Public offering	10,000,000	178,120
Share issuance costs	-	(8,094)
Balance, December 31, 2007	117,432,363	$699,512

For cash pursuant to exercise of share purchase options	2,558,405	6,772
Fair value of options exercised	-	12,694
Fair value of shares issued	50,000	448

Balance, December 31, 2008	120,040,768	$719,426

(b)	Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares that may be reserved for issuance under the plan is 23,600,000. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods as determined by the Company’s Board of Directors.

The fair value of the options granted was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

			December 31	December 31
			2008	2007
Dividend yield			0%	0%
Expected volatility			53.35%	55.32%
Risk free interest rate			3.45%	4.21%
Expected life			6.13 years	5 years
Weighted average grant date fair value			$5.23	$8.56

	December 31, 2008		December 31, 2007
		Weighted		Weighted
	Shares	Average Price	Shares	Average Price
Outstanding, beginning of year	9,544,920	$6.35	14,040,342	$4.75
Granted	1,885,000	$8.73	1,800,000	$16.41
Expired / forfeited	(321,422)	$(9.45)	(1,009,167)	$(18.31)
Exercised	(2,558,405)	$(2.69)	(5,286,255)	$(7.00)
Outstanding, end of year	8,550,093	$7.85	9,544,920	$6.35
Options exercisable, end of year	6,514,593	$7.56	8,926,656	$6.13

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

During the year ended December 31, 2008, employees, consultants, officers and directors of the Company exercised 2,558,405 (2007 –5,286,255) options for total proceeds of $6,893 (2007 - $38,815). Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2008:

	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
Option Price	outstanding	exercise price	Average life (yrs)	exercisable	exercise price
$5.01 - 5.50	2,013,700	$5.45	0.35	2,013,700	$5.45
$5.51 - 6.00	573,400	$5.68	0.10	573,400	$5.68
$6.01 - 6.50	1,894,500	$6.18	1.60	1,579,500	$6.12
$6.51 - 7.00	558,050	$6.58	3.49	289,050	$6.55
$7.01 - 7.50	235,000	$7.45	0.18	235,000	$7.45
$7.51 - 8.00	195,000	$8.09	3.24	53,750	$8.00
$9.01 - 9.50	891,500	$9.26	2.63	494,750	$9.15
$9.51 - 10.00	917,000	$9.92	6.02	90,000	$9.99
$10.01 - 10.50	89,333	$10.49	2.45	60,333	$10.49
$10.51 - 11.00	799,277	$10.64	2.95	779,277	$10.64
$11.01 - 18.00	50,000	$13.00	3.54	12,500	$13.00
$18.01 - 21.00	333,333	$20.35	3.25	333,333	$20.35
Total	8,550,093			6,514,593

(c)	Share-based compensation

In 2008, the Company awarded share-based compensation to certain employees in lieu of a cash bonus. The shares awarded are valued at the volume weighted average trading price of the Company’s shares for the five days prior to the award, and vest over an eighteen-month period. Subject to shareholder and stock exchange approvals, the employees will receive the number of shares equivalent to the bonus value, using the grant date price. In the event that approval is not obtained, the employees are entitled to receive an amount in cash, equal to the product of the number of shares that would have been issued and the trading price of the Company’s shares on the date paid. Until the necessary approvals are obtained, this liability is remeasured at each reporting period of the Company and the change is recognized in general and administrative expenses. The amount of compensation expense recorded in 2008 with respect to share-based compensation was $5,587.

13.	Commitments and contingencies

(a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”) / Compania Minera Brenda, S.A. de C.V. (“Brenda”)

Option and joint venture agreements

As a result of an agreement dated February 21, 2003 in which the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda, the Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of $2,000. As at December 31, 2007, the Company had paid Brenda $455.

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000, and instead the Company agreed to pay Brenda a total of $2,000 for the group of claims. The Company had previously paid $455 and during the current year, the Company paid a further $750, resulting in a balance payable at December 31, 2008 of $795.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

(b)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000. The lands, claims and concessions have not been sold.

(c)	Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres. Pursuant to the agreement, the Company acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total $480 for the first year and $720 for each year thereafter. In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum monthly royalty of $20. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

On November 28, 2008, the Company entered into an agreement with Las Torres such that the Company will pay $10.00 per ounce for each ounce of ore processed at the Las Torres mill from existing El Cubo claims. In addition, as a result of this amendment the Company issued a letter of credit in the amount of $1,000 to Las Torres.

Pursuant to the original mining lease agreement with Las Torres, minimum annual lease and royalty payment commitments for successive years approximate:

	Lease	Royalty
	Payments	Payments
2009	$720	$180

Other contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit, and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.

The Company is involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

Other commitments

At December 31, 2008, the Company has purchase commitments in the amount of approximately $2.9 million (2007 - $2.8 million) related to acquisitions of equipment. The equipment is expected to be delivered during the first half of 2009.

14.	Earnings / (loss) per share

Basic earnings / (loss) per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2008 of 119,110,568 (December 31, 2007 – 113,176,605). Diluted earnings / (loss) per share is based on the assumption that options under the stock option plan have been exercised on the later of the beginning of the year and the date granted. As of December 31, 2008, 3,275,433 stock options (December 31, 2007 – 9,544,920) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

15.	Supplemental cash flow information
	December 31	December 31
	2008	2007
Items not affecting cash:
Amortization, depletion and accretion	$40,704	$43,392
Amortization of transaction costs	55	-
Unrealized foreign exchange (gain) / loss	(13,582)	10,063
Stock option expense, net of forfeitures	4,250	4,035
Employee future benefits	(1,019)	522
Future income tax (recovery) / expense	(10,296)	27,634
Other long-term obligations	(606)	-
Other long-term assets	226	-
	$19,732	$85,646
Change in non-cash working capital:
Receivables	$(6,155)	$3,074
Prepaids and deposits	(582)	(1,474)
Inventories	(9,416)	(5,604)
Payables and accruals	22,115	(14,520)
	$5,962	$(18,524)
Supplemental information:
Interest paid	$2,527	$4,567
Taxes paid	$2,882	$-
Non-cash transactions:
Acquisition of assets under capital lease	$860	$635

16.	Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at fair value:

		December 31	December 31
		2008	2007
(a)	Production costs – labour	$33,762	$31,148
(a)	Mining interests – labour	1,167	2,437
(b)	Production costs – consumables	14,655	2,033
(c)	Capital assets	94	25
		$49,678	$35,643

(a)	The Company pays a third party company related to a director for the provision of workers in the Mexican operations at cost plus 10%.

(b)	The Company pays two third party companies related to a director for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

(c)	The Company paid a director, or a third party company related to a director, for the provision and construction of production and support facilities and mineral properties.

As at December 31, 2008, the Company had included $1,922 (2007 - $1,775) in payables and accruals and $1,022 (2007 - $Nil) included in prepaids and deposits, representing amounts owing or paid to these related parties.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

17.	Financial instruments

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, receivables, payables and accruals, long-term debt and capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in Note 2(c) to the consolidated financial statements.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, payables and accruals, and long-term debt approximate the carrying value of the assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

18.	Financial risk management

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange, credit and liquidity risks. The Company has recently developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives reports from the Risk Committee.

Commodity price risk

The profitability of the Company’s gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold and silver, interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The Company does not actively hedge this exposure.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the year, equity and net earnings would have decreased by $161, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis point decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican Pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

At December 31, 2008, the Company’s exposure to foreign currency exchange risk was as follows:

	CAD	MXN
Cash and cash equivalents	$44	19,037
Receivables	190	148,160
Payables and accruals	(8,485)	(114,517)
Long-term debt and capital leases	(112)	(5,718)
Future income tax liabilities	(67,328)	(308,720)
Net balance sheet exposure	$(75,691)	(261,758)

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

A 10% weakening of these currencies against the US dollar at December 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant (a 10% strengthening would have had the equal but opposite effect).

Equity / earnings
Translation of net CAD exposure	$5,631
Translation of net MXN exposure	1,744

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they become due. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Effective November 28, 2008, the Company’s credit facility was restructured and extended. The existing $60 million revolving credit facility was converted to $30 million non-revolving credit facility, of which $30 million was outstanding on December 31, 2008, that will be repaid in scheduled instalments over a 19 month period and a $20 million revolving facility that expires on November 27, 2009 of which $7.13 million was drawn at December 31, 2008.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$30,457	$(30,457)	$(30,457)	$-	$-	$-	$-
Long-term debt and capital leases	38,452	(39,893)	(9,121)	(22,710)	(7,901)	(161)	-
Other long-term liabilities	4,677	(6,000)	(400)	-	(800)	(2,400)	(2,400)

	$73,586	$(76,350)	$(39,978)	$(22,710)	$(8,701)	$(2,561)	$(2,400)

19.	Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in Shareholder’s equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2008, the ratio of gross debt to total equity was 6.13% (December 31, 2007 – 5.86%), calculated as follows:

	December 31, 2008	December 31, 2007
Current portion of long-term debt	$30,461	$33,073
Long-term debt	7,991	1,334
Gross debt	38,452	34,407
Shareholders’ equity	$627,718	$586,650
Gross debt / Shareholders’ equity	6.13%	5.86%

20.	Segmented information

Information is reported on a mine by mine basis, and therefore the Company’s operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

				December 31, 2008
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$154,313	$58,209	$-	$212,522

Production costs	85,399	41,625	-	127,024
Refining costs	1,156	506	-	1,662
General and administrative	8,983	2,092	18,870	29,945
Amortization and depletion	26,602	13,967	146	40,715
	122,140	58,190	19,016	199,346
Earnings / (loss) before other items	$32,173	$19	$(19,016)	$13,176
Expenditures related to mining interests and property, plant and equipment	$50,419	$16,237	$185	$66,841
Total assets	$401,067	$382,095	$1,124	$784,286

				December 31, 2007
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$107,833	$44,226	$-	$152,059

Production costs	106,977	37,645	-	144,623
Refining costs	1,046	464	-	1,510
General and administrative	4,682	682	18,792	24,156
Amortization and depletion	28,582	14,731	80	43,392
	141,287	53,522	18,872	213,681
Loss before other items	$(33,454)	$(9,296)	$(18,872)	$(61,622)
Expenditures related to mining interests and property, plant and equipment	$53,806	$15,255	$81	$69,142
Total assets	$379,285	$373,044	$1,623	$753,952

All goodwill included on the balance sheet relates to the El Cubo operating segment.

Notes to the Consolidated Financial Statements
(in thousands of United States Dollars unless otherwise noted)

21.	Subsequent events

(i)	Proposed transaction

On March 12, 2009, the Company announced that it entered into a letter agreement (“letter of intent”) with Capital Gold Corporation (“Capital Gold”) relating to a proposed acquisition of Capital Gold by the Company. The all-share transaction is subject to satisfactory completion of due diligence and the negotiation of definitive documentation, receipt of Capital Gold shareholder approval, regulatory approvals and the satisfaction of certain other conditions. The letter of intent contemplates, among other things, the issuance of 0.1028 Gammon Gold shares for each Capital Gold common share outstanding, for a total issuance of 20,389,591 common shares.

The letter of intent provides that the parties plan to complete their respective technical, operating and financial due diligence and negotiate the terms of a definitive agreement by March 31, 2009. Capital Gold has agreed to a non-solicitation period expiring on March 31, 2009, subject to fiduciary outs, and both parties have agreed to the payment of a break fee to the other party in the amount of $4,000, payable only under certain circumstances.

Capital Gold is a gold production and exploration company and operates the El Chanate gold property in Sonora, Mexico.

(ii)	Other

Subsequent to year-end, certain employees, consultants, officers and directors of the Company exercised 2,508,400 stock options for total proceeds of $11,508. As a result, capital stock increased by $22,383 and contributed surplus decreased by $10,875.

22.	Comparative figures

Certain of the comparative figures for December 31, 2007 have been reclassified to conform with the financial statement presentation adopted for December 31, 2008.